     As filed with the Securities and Exchange Commission on May 7, 1997.
                                                 Registration No. 333-________.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                ------------------
                                     FORM S-3
                              REGISTRATION STATEMENT
                                      UNDER
                            THE SECURITIES ACT OF 1933
                                ------------------
                           SWISHER INTERNATIONAL, INC.
              (Exact name of registrant as specified in its charter)

                                      Nevada
          (State or other jurisdiction of incorporation or organization)

                                    56-1541396
                       (I.R.S. Employer Identification No.)

                                6849 Fairview Road
                          Charlotte, North Carolina  28210
                             Telephone:  704/364-7707
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Patrick Swisher
                                6849 Fairview Road
                         Charlotte, North Carolina 28210
                             Telephone:  704/364-7707
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                     Copy to:
                               David C. Roos, Esq.
                     Berliner Zisser Walter & Gallegos, P.C.
                         Suite 4700, 1700 Lincoln Street
                             Denver, Colorado  80203
                             Telephone:  303/830-1700
                                ------------------

           Approximate date of commencement of proposed sale to public:
    As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
                                                                             Proposed
                                                          Proposed            maximum
Title of each class of                 Amount to      maximum offering        aggregate            Amount of
securities to be registered        to be registered    price per unit(1)   offering price(1)   registration fee
-----------------------------------------------------------------------------------------------------------------
Common Stock.......................     349,000            $12.125            $4,231,625           $1,282.32
-----------------------------------------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

                                ------------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                     SUBJECT TO COMPLETION, DATED MAY 7, 1997

                                  349,000 SHARES


[LOGO]
-Registered Trademark-      SWISHER INTERNATIONAL, INC.

                                   COMMON STOCK

    All of the shares of Common Stock offered hereby will be sold by Professional Carpet Systems, Inc. ("PCS"), Old Dixie Supply Company ("ODS"), Internetwork Communications, Inc. ("ICI"), Mark Wachs and Associates ("MWA") and Cohig & Associates, Inc. and certain of its existing and former officers (the "Cohig Group") (collectively, the "Selling Shareholders"). The 191,512 shares of Common Stock offered by PCS consist of 116,512 shares which are currently issued and outstanding and 75,000 shares issuable upon the exercise of an option (the "PCS Option") at a price of $6.00 per share. The 13,488 shares of Common Stock offered by ODS are all currently issued and outstanding. The 25,000 shares of Common Stock offered by ICI are issuable upon the exercise of an option (the "ICI Option") to purchase such shares at a price of $5.75 per share. The 5,000 shares of Common Stock offered by MWA are issuable upon the exercise of an option (the "MWA Option") to purchase such shares at a price of $5.00 per share. The shares of Common Stock offered by the Cohig Group consist of 114,000 shares, all of which are issuable upon the exercise of certain warrants (the "Cohig Warrants"). The Cohig Warrants may be exercised to purchase 76,000 shares at a price of $7.20 per share and an additional 38,000 shares at a price of $7.80 per share.

    Swisher International, Inc. (the "Company") will receive the exercise price of any shares which are issued pursuant to the PCS Option, the ICI Option, the MWA Option and the Cohig Warrants, but will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company has agreed to pay the expenses of registering the shares of Common Stock offered hereby estimated at $15,000. See "Selling Shareholders."

    The Selling Shareholders have advised the Company that they intend to sell the shares of Common Stock offered hereby as principal for their own accounts from time to time in the over-the-counter market, in privately negotiated sales or in other markets at prices prevailing at the time of sale. The Registration Statement of which this Prospectus forms a part must be current at the time the Selling Shareholders sell shares of Common Stock. See "Plan of Distribution."

    On May 2, 1997, the closing bid price of the Common Stock was $12.125 per share. See "Price Range of Common Stock." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SWSH".

                                -------------------

      SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED
                 WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                                -------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
          SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -------------------

                     THE DATE OF THIS PROSPECTUS IS MAY ___, 1997

                               AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and registration statements that have been filed electronically with the Commission. The address of such site is http://www.sec.gov.

    The Company has filed with the Commission, a registration statement (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above. Any statements contained herein concerning the provisions of any document are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's annual report on Form 10-K filed on February 18, 1997, as amended on February 28, 1997, for the fiscal year ended October 31, 1996; quarterly report on Form 10-Q filed on February 26, 1997 for the quarter ended January 31, 1997; and a Current Report on Form 8-K filed on December 5, 1996 are hereby incorporated by reference in this Prospectus. The description of the Company's capital stock contained in the Company's Form 8-A filed February 23, 1993, which Form 8-A incorporated by reference the description of the Company's capital stock contained in the Company's Registration Statement on Form S-1 (S.E.C. File No. 33-58320) initially filed with the Commission on February 18, 1993, both of which were declared effective on April 21, 1993 pursuant to the Exchange Act and Securities Act, respectively, is hereby incorporated by reference into this Prospectus.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold, or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed and incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, other than exhibits to such documents. Requests for such copies should be directed to Patrick L. Swisher, Swisher International, Inc., 6849 Fairview Road, Charlotte, North Carolina 28210, Telephone: (704) 362-7707.

-----------------------------------------------------------------------------
                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS" FOR INFORMATION PROSPECTIVE INVESTORS SHOULD CONSIDER.


                                     THE COMPANY

    Swisher International, Inc. and its wholly-owned subsidiaries
(collectively, the "Company") are engaged in the sale of certain products and services primarily through franchises in the Company's Hygiene, Swisher Maids and Surface Doctor divisions. The Company's Hygiene franchises offer services and products to a broad spectrum of businesses throughout the United States. An estimated 23,000 accounts, including restaurants, retail stores, manufacturers, commercial office buildings, health and child care facilities, schools, military bases and hotels, now use the Company's Hygiene services and products. The Company offers its Hygiene services and products in 38 states through approximately 100 franchises and through wholly-owned subsidiaries in Oklahoma, Florida and portions of North and South Carolina. The Company offers a selection of hygiene services and products such as restroom sanitization, anti-bacterial and degreasing handsoap, flying insect control, air sanitizers and biological greasetrap and drain line cleaners. The Company is an approved vendor for such national accounts as Burger King, Wendy's, Exxon and Dunkin' Donuts. The Company began to offer hygiene licenses on an international basis in 1996, and as of the date of this Prospectus had sold three master Hygiene licenses.

    In February 1994, Swisher Maids, Inc., a wholly-owned subsidiary of the Company ("Swisher Maids"), began operating a home-cleaning business in Charlotte, North Carolina, in order to prepare for the introduction of a home-cleaning franchise marketing program. Swisher Maids currently has nine home-cleaning franchises as well as corporate-owned home-cleaning operations based in Charlotte, North Carolina and Phoenix, Arizona.

    On July 30, 1996, the Company acquired substantially all of the assets and business operations of Surface Doctor, a provider of bath and kitchen restoration services, from PCS and ODS. Surface Doctor has provided on-site bath and kitchen restoration services since November 1993. Surface Doctor currently operates through approximately 115 domestic franchises and nine international franchises. Since July 1996, the Company has conducted Surface Doctor operations through a wholly-owned subsidiary of the Company.

    The principal sources of the Company's revenues are initial franchise fees and annuity revenues (consisting of product sales, royalties, service fees, marketing fees) relating to the Company's Hygiene, Swisher Maids and Surface Doctor operations. Revenues are also generated by Company-owned Hygiene and Swisher Maids franchises. The Company provides a range of support services to the franchisees of its different divisions, including training, sales and service support and volume pricing on products and supplies.

                                     THE OFFERING
Common Stock offered by the Selling Shareholders.        349,000 shares

Common Stock outstanding at April 30 ,1997. . . .      2,007,941 shares

Common Stock outstanding after exercise of PCS Option,
 ICI Option, MWA Option and Cohig Warrants. . . .      2,226,941 shares

Use of proceeds . . . . . . . . . . . . . . . . .      The shares of Common Stock are being offered
                                                       by the Selling Shareholders, and the Company
                                                       will not receive any proceeds from the sale of
                                                       the shares offered hereby.  However, the
                                                       Company will receive the exercise price paid
                                                       with respect to the PCS Option, ICI Option,
                                                       MWA Option and the Cohig Warrants to the
                                                       extent they are exercised.
Nasdaq National Market-Registered Trademark- symbols
   Common Stock . . . . . . . . . . . . . . . . .      SWSH
   Warrants . . . . . . . . . . . . . . . . . . .      SWSHW

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                                SUMMARY FINANCIAL DATA
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS
                                                      YEAR ENDED                  ENDED
                                                      OCTOBER 31,              JANUARY 31,
                                         ---------------------------------   ----------------
                                          1993      1994    1995     1996     1996      1997
                                          ----      ----    ----     ----     ----      ----
  STATEMENTS OF OPERATIONS DATA:
  Revenues . . . . . . . . . . . . . . .  $4,769   $ 5,978  $7,963  $10,661   $2,267    $2,888
  Income before taxes and
    other revenues and expenses. . . . .     988       542     622      699      148       273
  Net income . . . . . . . . . . . . . .     618       333     376      380       88       163
  Net income per share . . . . . . . . .      37       .17     .20      .20      .05       .08
  Weighted average shares outstanding. .   1,686     2,015   1,904    1,913    1,842     2,120

                                OCTOBER 31,
                           ------------------
                              1996      1995     JANUARY 31, 1997
                              ----      ----     ----------------
  BALANCE SHEET DATA:
  Working capital          $ 2,139    $ 2,144         $ 2,264
  Total assets              10,213      7,958           9,731
  Shareholders' equity       5,872      4,485           6,034


    The Company was formed in 1986 and was reincorporated as a Nevada corporation in 1993. Its principal executive offices are located at 6849 Fairview Road, Charlotte, North Carolina 28210, and its telephone number is
(704) 364-7707.







-----------------------------------------------------------------------------

                                     RISK FACTORS

    IN EVALUATING THE COMPANY'S BUSINESS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS.

    DEPENDENCE ON PERFORMANCE OF FRANCHISEES. The Company derived approximately 62%, 63%, 57% and 47% of its revenues in the 1996, 1995, 1994 and 1993 fiscal years, respectively, from annuity revenues. Annuity revenues consist of product sales, royalties and marketing fees paid by franchisees. Royalties and marketing fees are generally calculated based on a percentage of gross revenues or sales generated by the franchisee. Although franchisees generate a portion of their gross revenues from national accounts secured by the Company, the generation of a majority of gross revenues is directly dependent upon the franchisee's own marketing efforts. While the Company's franchise support and marketing services are intended to maximize the marketing results obtained by the franchisee, there is no assurance that marketing undertaken by franchisees will be successful or result in any increase in gross revenues. The Company's profitability will be largely dependent upon revenues from product sales to franchisees and revenues from royalties, marketing fees and service fees for the foreseeable future.

    RELIANCE ON FRANCHISE SALES. During the fiscal years ended October 31, 1996, 1995, 1994 and 1993, initial franchise fees charged to franchisees accounted for approximately 8%, 11%, 20% and 27%, respectively, of the Company's revenues. As the number of Company franchises and resulting annuity revenues have increased, the Company's dependence on new franchise sales has declined. However, the Company's future revenue growth will continue to depend, in part, upon sales of new franchises. The Company's ability to sell franchises is impacted by a number of factors including, among others, availability of qualified franchise candidates located within specific geographic markets, competition and general economic conditions. In order to expand its geographic markets, the Company has recently established international marketing programs for its Hygiene and Surface Doctor franchises. However, there can be no assurance the Company will continue to sell franchises at historical levels. A decline in franchise sales may have an adverse impact on the Company's operations.

    RISK OF FINANCING FRANCHISE FEES. The Company may finance a portion of the initial franchise fee payable in connection with the purchase of a franchise. The Company attempts to qualify each franchisee to whom financing may be provided, and generally receives a security interest in the franchise rights, equipment, accounts receivable and inventory of the franchise to secure the amount financed. For so long as the Company continues to finance new franchise sales, the Company will be exposed to a risk of defaults or delinquencies in payments. A significant rate of defaults or delinquencies on notes receivable would likely have a material adverse effect on the Company's operating results and financial condition.

    RISK OF FRANCHISE TERMINATION. Should a franchisee fail to comply with the terms of its franchise agreement, the Company would generally remarket the franchise on behalf of the franchisee. The Company might also acquire and operate the franchise during the period of time in which it is being remarketed. The Company currently owns and operates a total of four franchises which were acquired from certain franchisees. The Company is subject to a number of risks and competitive factors with respect to Company-owned franchises, and there can be no assurance the Company will be successful in operating or remarketing franchises. The Company is currently involved in litigation with a former Swisher Maids franchisee. The franchisee ceased operation of this franchise in October 1995, and the Company commenced a civil action against the franchisee seeking damages for breach of contract. The franchisee has commenced his own action against the Company which seeks damages in excess of $150,000. The Company has also commenced arbitration proceedings in Atlanta, Georgia against two Surface Doctor franchisees for alleged breaches of their franchise agreements. Although the Company intends to vigorously pursue its rights and to defend against any counterclaims, there can be no assurance that disputes with franchisees will not have an adverse affect on the Company's financial condition or operating results.

    FUTURE CAPITAL REQUIREMENTS. At January 31, 1997, the Company had current assets of approximately $5.0 million and current liabilities of approximately $2.8 million. However, approximately $3.6 million of the Company's current assets consisted of net accounts receivable and current notes receivable. Also at January 31, 1997, the Company had other assets of approximately $3.8 million, consisting primarily of long-term notes receivable and intangible assets. The inability to timely collect accounts and notes receivable could have an adverse affect on the Company's ability to fund its future operations. The inability to collect long-term notes receivable or to realize the value attributed to intangible assets could also have an adverse affect on the Company's future liquidity and financial condition. There can be no assurance that the Company will be able to raise any additional capital which might be required, or that the terms on which such capital are available will be acceptable to the Company.

    ACQUISITION STRATEGY. The Company completed the acquisition of Surface Doctor effective as of July 1, 1996 as part of the Company's strategy for expanding its operations, realizing certain efficiencies and economies of scale, and improving the Company's profitability. Acquisitions typically require investment of operational and financial resources, integration of dissimilar operations, assimilation of new employees, diversion of management time and resources, increases in administrative costs, and additional costs associated with debt or equity financing. There can be no assurance that the acquisition of Surface Doctor or any future acquisition by the Company will not have an adverse effect on the Company's results of operations or result in dilution to the existing shareholders.

    PRICE FLUCTUATIONS. The public market for the Company's Common Stock has experienced significant price fluctuations. For example, since January 1, 1995, the closing bid price of the Common Stock has ranged from approximately $2.50 to $12.125. Factors such as fluctuations in results of operations, conditions specific to the Company's markets, and conditions in securities markets in general, may cause the market price of the Company's securities to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many small capitalization companies. Factors such as those cited above, as well as other factors which may be unrelated to the operating performance of the Company, may adversely affect the price of the Company's securities in future periods.

    KEY EMPLOYEE. The Company's success depends to a significant extent upon the continued efforts of Patrick L. Swisher, its President and Chief Executive Officer. The Company maintains a key-man life insurance policy of $500,000 on the life of Mr. Swisher. The loss of the services of Mr. Swisher could have a material adverse effect on the Company. The Company's future success will depend in part upon its continuing ability to attract and retain highly qualified personnel to manage the future growth of the Company.

    COMPETITION. The sale of franchise businesses is highly competitive. In marketing its franchises, the Company must compete with a rapidly growing number of large, well-capitalized organizations which sell franchises on a regional or national basis. Many of these firms have significantly greater financial, marketing and personnel resources than the Company. There is no assurance the Company will continue to compete successfully for qualified franchise candidates.

    ABILITY TO ISSUE PREFERRED STOCK. The Company's Articles of Incorporation authorize the issuance of up to 1,500,000 shares of Preferred Stock. The Preferred Stock may be issued in series with the material terms of any series determined by the Board of Directors. Such material provisions would likely include dividend rights, conversion features, voting rights, redemption rights and liquidation preferences. The Company does not currently anticipate that it will issue any Preferred Stock. However, if the Company does issue any series of Preferred Stock in the future, it is likely that such shares will have dividend privileges and liquidation preferences superior to those of the Common Stock. Further, the Preferred Stock may be issued with voting, conversion or other terms determined by the Board of Directors which could be used to delay, discourage or prevent a change in control of the Company. Such terms could include, among other things, dividend payment requirements, redemption provisions, preferences as to dividends and distributions and preferential voting rights.

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock. Approximately 470,000 shares of the Company's outstanding Common Stock held by officers, directors and persons who may be deemed to be affiliates of the Company are "restricted securities" which are all currently eligible for sale in the public market, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Act"). Rule 144 generally provides that beneficial owners of shares who have held such shares for two years may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average trading volume of the shares during the four calendar weeks preceding such sale. (Effective April 29, 1997, Rule 144 will permit such sales following a one year holding period.) Future sales of restricted shares of Common Stock under Rule 144 or otherwise could negatively impact the market price of the Common Stock.

    ABSENCE OF DIVIDENDS. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain profits to fund growth and expansion. The Company's bank loan agreement prohibits the payment of dividends without the bank's prior consent. See "Dividend Policy."

    FORWARD-LOOKING STATEMENTS Certain of the statements contained in this Prospectus or incorporated by reference herein are not purely historical and are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to the safe harbors created thereby. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to (i) the continued expansion of the Company's Hygiene, Swisher Maids and Surface Doctor franchise programs, (ii) the introduction of new products to be sold to franchisees, (iii) the continued successful operation of franchised businesses by Hygiene, Surface Doctor and Swisher Maids franchisees, (iv) successful collection of the Company's notes receivable, particularly those executed by franchisees in the payment of initial franchise fees, (v) the Company's ability to re-sell certain Hygiene businesses which have been repurchased from franchisees and (vi) the Company's ability to expand into international and new domestic markets. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements were based on assumptions that the Company would continue to develop and introduce new products on a timely basis, that competitive conditions within the Company's markets would not change materially or adversely, that demand for the Company's Hygiene, Swisher Maids and Surface Doctor franchises would remain strong, and that there would be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking information will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                                 USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of Common Stock offered hereby. However, the Company will receive up to $1,462,350 from the exercise price paid with respect to the PCS Option, ICI Option, MWA Option and the Cohig Warrants if and to the extent they are exercised. Any such proceeds will be used for general working capital purposes.


                           PRICE RANGE OF COMMON STOCK

    The Company's Common Stock was quoted on the Electronic Bulletin Board from its initial public offering through April 20, 1993, and thereafter the Common Stock has been quoted on the Nasdaq National Market-Registered Trademark- under the symbol "SWSH". The following table sets forth the range of high and low closing bid prices, as reported by the National Association of Securities Dealers, Inc. The prices set forth below reflect interdealer quotations, without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                                                  HIGH           LOW
                                                  ----           ---
    1994 FISCAL YEAR
         First quarter . . . . . . . . . . . .   $7.25          $5.88
         Second quarter. . . . . . . . . . . .    5.63           4.00
         Third quarter . . . . . . . . . . . .    3.88           2.88
         Fourth quarter. . . . . . . . . . . .    3.38           2.50

    1995 FISCAL YEAR
         First quarter . . . . . . . . . . . .   $3.63          $2.38
         Second quarter . . . . . . . . . . . .   2.88           2.50
         Third quarter. . . . . . . . . . . . .   3.88           2.75
         Fourth quarter. . . . . . . . . . . .    4.12           2.63

    1996 FISCAL YEAR
         First quarter . . . . . . . . . . . .   $4.88          $3.00
         Second quarter . . . . . . . . . . . .   5.00           3.13
         Third quarter. . . . . . . . . . . . .   7.00           4.00
         Fourth quarter . . . . . . . . . . . .   5.75           4.50

    1997 FISCAL YEAR
         First quarter. . . . . . . . . . . . .  $9.12          $4.88

    On May 2, 1997, the closing bid price of the Common Stock was $12.125.

    Factors that may cause the market price of the Common Stock to fluctuate include quarterly fluctuations in results of operations, announcements of new services or products by the Company or its competitors, market conditions specific to the Company's industry, conditions in the securities markets generally and the sale of a substantial number of the Company's shares of Common Stock during a short period of time. In addition, the stock market in general has recently experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many small capitalization companies such as the Company. Factors such as those cited above, as well as other factors that may be unrelated to the operating performance of the Company, may adversely affect the price of the Common Stock.

                                 DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock. It is the current policy of the Company not to pay cash dividends on the Common Stock. Any payment of cash dividends in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, restrictions, if any, under debt obligations, as well as other factors that the Board of Directors deems relevant. The loan agreement between the Company and its bank prohibits the payment of dividends without the bank's prior written consent.

                               SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the Selling Shareholders. The Company has been advised that the Selling Shareholders have sole voting and investment power with respect to all of the shares owned by them.

                                                                                                   AMOUNT OF
                                                   AMOUNT OF                                 BENEFICIAL OWNERSHIP
                                             BENEFICIAL OWNERSHIP      NUMBER OF SHARES      AFTER THE OFFERING(1)
                                         ---------------------------   ----------------   --------------------------
NAME                                     NO. OF SHARES    % OF CLASS     BEING OFFERED     NO. OF SHARES  % OF CLASS
----                                     -------------    ----------   ---------------    -------------  -----------
Cohig & Associates, Inc.(2)                 46,740             2%            46,740              -0-           0%
Eugene McColley(2)                          14,820             *             14,820              -0-           0%
Steve Bathgate(2)                           13,110             *             13,110              -0-           0%
Steve Hinkle(2)                             11,970             *             11,970              -0-           0%
Dennis Genty(2)                              9,120             *              9,120              -0-           0%
Ed Larkin(2)                                 5,700             *              5,700              -0-           0%
James Hosch(2)                               4,560             *              4,560              -0-           0%
Fred Birner(2)                               3,420             *              3,420              -0-           0%
David C. Olson(2)                            1,710             *              1,710              -0-           0%
Scott Elliott(2)                             1,710             *              1,710              -0-           0%
Rike Wootten(2)                              1,140             *              1,140              -0-           0%
Professional Carpet Systems, Inc.(3)(4)    191,512             9%           191,512              -0-           0%
Old Dixie Supply Company(3)                 13,488             *             13,488              -0-           0%
Internetwork Communications, Inc.(5)        25,000             1%            25,000              -0-           0%
Mark Wachs and Associations(6)               5,000             *              5,000              -0-           0%

-----------------------
*   Less than 1%
(1) Assumes that all of the shares of Common Stock offered hereby are sold.
(2) Consists solely of Common Stock issuable upon exercise of the Cohig Warrants. In the aggregate, the Cohig Warrants may be exercised to purchase 76,000 shares at a price of $7.20 per share and an additional 38,000 shares at price of $7.80 per share. See "Plan of Distribution."
(3) Professional Carpet Systems, Inc. and Old Dixie Supply Company are corporations owned by Joseph R. Lunsford, who served as a director of the Company from May 1996 to February 1997.
(4) Includes Common Stock issuable upon exercise of the PCS Option, which may be exercised to purchase 75,000 shares at a price of $6.00 per share. See "Plan of Distribution."
(5) Consists solely of Common Stock issuable upon exercise of the ICI Option, which may be exercised to purchase 25,000 shares at a price of $5.75 per share. See "Plan of Distribution."
(6) Includes Common Stock issuable upon exercise of the MWA Option, which may be exercised to purchase 5,000 shares at a price of $5.00 per share. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

    The Selling Shareholders have advised the Company that they intend to sell the Common Stock offered as principal for their own accounts. The Common Stock will be sold from time to time in the over-the-counter market, in privately negotiated sales or on other markets. The Registration Statement of which this Prospectus forms a part must be current at any time during which the Selling Shareholders sell shares of Common Stock. The Company has agreed that it shall maintain a current Registration Statement for nine months following the date of this Prospectus to enable the Selling Shareholders to sell their shares of Common Stock. Any securities sold in brokerage transactions will likely involve customary broker's commissions which are payable by the Selling Shareholders.

    All of the shares offered by PCS and ODS were acquired in connection with the Company's acquisition of Surface Doctor from PCS and ODS effective as of July 1, 1996. The consideration paid by the Company for Surface Doctor included 179,302 shares of Common Stock issued to PCS, 20,698 shares of Common Stock issued to ODS and the PCS Option, which may be exercised to purchase 75,000 shares of Common Stock at a price of $6.00 per share. PCS and ODS have already sold 62,790 shares and 7,210 shares of Common Stock, respectively, pursuant to a prospectus dated November 20, 1996. The remaining 130,000 shares of Common Stock owned by PCS and ODS, as well as the 75,000 shares issuable upon exercise of the PCS Option, are being offered hereby.

    All of the shares of Common Stock offered by ICI and MWA are issuable upon exercise of their respective options. The ICI Option may be exercised to purchase 25,000 shares at a price of $5.75 per share at any time prior to October 31, 1999. The MWA Option may be exercised to purchase 5,000 shares at a price of $5.00 per share at any time on or before December 31, 1998.

    All of the shares of Common Stock offered by the Cohig Group are issuable upon exercise of the Cohig Warrants. Cohig was the underwriter of the public offering completed by the Company in April 1993. In connection with such offering, the Company granted to Cohig a warrant (the "Underwriter's Warrant") to purchase 76,000 Units at a price of $7.20 per Unit, each Unit consisting of one share of Common Stock and one warrant (the "Unit Warrant;" the Underwriter's Warrant and the Unit Warrants are referred to herein as the "Cohig Warrants.") Subsequent to the Company's public offering, Cohig distributed the Underwriter's Warrant to certain individuals who were then officers of Cohig. Such individuals, together with Cohig, comprise the Cohig Group. Two Unit Warrants may be exercised to purchase one share of Common Stock at a price of $7.80 per share. The Underwriter's Warrant may be exercised at any time on or before April 21, 1998, and the Unit Warrants may be exercised at any time on or before December 31, 1997.

                         DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.01 par value per share, and 1,500,000 shares of Preferred Stock, $.10 par value per share.

    The Company offered and sold units ("Units"), each consisting of one share of Common Stock and one redeemable Common Stock purchase warrant ("Warrant"), in April 1993. The Units were publicly traded from April 1993 through May 1993. Since that time, the Common Stock and Warrants have traded separately. Two Warrants entitle the holder to purchase one share of Common Stock at a price of $7.80, subject to reduction at the Company's discretion. Subject to a registration statement being in effect and current under the Securities Act of 1933, as amended, the Warrants are exercisable until December 31, 1997. The Company's registration statement covering the shares of Common Stock issuable on exercise of the Warrants is not current at the date hereof and, therefore, the Warrants are not currently exercisable. The Company has the right to redeem the Warrants if the closing bid price of the Common Stock exceeds the exercise price by at least 50% and the Company has a current registration statement in effect at the time of the redemption. At the date of this Prospectus, there are outstanding 760,000 Warrants to purchase 380,000 shares of Common Stock.

    The Company has also adopted a Share Purchase Rights Plan (the "Rights Plan") under which the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding on August 11, 1995 payable to shareholders of record on that date. As the right to exercise will not occur until the earlier of (i) ten days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock, the Board of Directors considered the adoption of the Rights Plan as an anti-takeover device.

    A more detailed description of the Company's capital stock and the Warrants is contained in the Company's Registration Statement on Form 8-A and its Registration Statement on Form S-1 (Reg. No. 33-58320), both effective April 21, 1993, and such description is incorporated by reference into this Prospectus. Descriptions of the Company's Series A Junior Participating Preferred Stock, the Rights Plan and the Rights Agreement setting forth a description of the terms of the Rights are contained in the Company's Registration Statement on Form 8-A, filed September 19, 1995, and such descriptions are incorporated by reference into this Prospectus.

                                LEGAL MATTERS

    The validity of the Common Stock offered will be passed upon for the Company by Berliner Zisser Walter & Gallegos, P.C., Denver, Colorado.

                                   EXPERTS

    The financial statements for the fiscal year ended October 31, 1996 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1996 have been so included in reliance on the report of McGladrey & Pullen, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements for the fiscal years ended October 31, 1995 and 1994 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1995, have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Surface Doctor for the years ended December 31, 1995 and 1994 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A1 dated October 11, 1996, have been so included in reliance on the report of Blackwell, Poole & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    With respect to the information contained in Quarterly Reports on Form 10-Q, neither McGladrey & Pullen, LLP, Ehrhardt Keefe Steiner & Hottman, P.C. nor Blackwell, Poole & Company has audited or reviewed such information and accordingly, such firms do not express an opinion or any other form of assurance on that information.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.


                            --------------------
                              TABLE OF CONTENTS
                            --------------------

                                                                         PAGE
                                                                         ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . .    2
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . .    3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
Price Range of Common Stock. . . . . . . . . . . . . . . . . . . . . .    8
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . .   10
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . .   10
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . .   10
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

------------------------------------------------------------------------------
------------------------------------------------------------------------------


------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                  349,000 SHARES


                           SWISHER INTERNATIONAL, INC.


                                    COMMON STOCK





                                ---------------

                                   PROSPECTUS

                                ---------------


                                 ________, 1997


------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Other expenses in connection with this offering which will be paid by Swisher International, Inc. (hereinafter in this Part II, the "Company") are estimated to be substantially as follows:

                                                                     PAYABLE
                                                                      AMOUNT
                                                                     BY THE
ITEM                                                                 COMPANY*
                                                                   ----------

S.E.C. Registration Fees . . . . . . . . . . . . . . .             $ 1,282.32
Legal Fees . . . . . . . . . . . . . . . . . . . . . .               7,000.00*
Accounting Fees and Expenses . . . . . . . . . . . . .               5,000.00*
Miscellaneous Expenses . . . . . . . . . . . . . . . .               1,717.68*

    Total. . . . . . . . . . . . . . . . . . . . . . .             $15,000.00*
                                                                   ----------
                                                                   ----------

----------------
*  Estimated for the purpose of this filing.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Articles of Incorporation contain indemnification provisions relating to expenses, fines, settlements or judgments arising in connection with a legal proceeding to which an officer, director, employee or agent is subject, if the person's actions were in good faith, were believed to be in the Company's best interest and were not unlawful. The Articles of Incorporation, while not specifically addressing indemnification for liabilities under the Securities Act, provide that such indemnification provisions are to be construed to provide the maximum benefit allowable to indemnitees to which indemnification may be granted.

    Apart from rights afforded by the Company's Articles of Incorporation, Nevada law provides for mandatory indemnification in certain instances and permissive indemnification in other instances, provided the director acted in good faith and in a manner which he or she reasonable believed to be in, or not opposed to, the best interest of the corporation.

    Nevada law also has an extremely broad authorization of insurance and "other financial arrangements" on behalf of directors and officers, and other agents against any liability asserted against them and liability and expenses incurred by them in their capacities as directors, officers, employees or agents, whether or not the corporation has the authority to indemnify against such liability and expenses. Such "other financial arrangements" may include the creation of a trust fund, the establishment of a program of self insurance, securing the obligation by granting a lien on corporate assets or the establishment of a letter of credit, guaranty, or surety. No financial arrangement, however, may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law except for indemnification or advancement of expenses ordered by a court. Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future pursuant to a vote of shareholders or directors.
The statutory provisions cited above also grant the power to the Company to purchase and maintain insurance which protects its officers, directors, employees or agents against any liabilities incurred in connection with their services in such capacities, and such a policy may be obtained by the Company in the future.

ITEM 16. EXHIBITS.

    The following is a complete list of Exhibits filed as part of this Registration Statement and which are incorporated herein.

EXHIBIT NO.
-----------

     1.      Not applicable.

  +  2.1    Asset Purchase Agreement by and among the Company, Professional
            Carpet Systems, Inc. and Old Dixie Supply Company, dated July 30,
            1996.

  *  4.1.1   Form of specimen certificate for Common Stock of the Company.

  *  4.1.2   Form of specimen certificate for Warrants of the Company.

 **  4.1.3   Form of Warrant Agreement, dated April 12, 1993, between American
             Securities Transfer & Trust Co. and the Company.

 **  4.2     Form of specimen certificate for Underwriter's Warrant of the
             Company.

  #  4.3     Form of Rights Agreement and Form of Rights Certificate.

  o  5.      Opinion of Berliner Zisser Walter & Gallegos, P.C., regarding legality of the securities covered by this Registration Statement.

     8.      Not applicable.

     15.     Not applicable.

  o  23.1    The consent of Berliner Zisser Walter & Gallegos, P.C., to the use
             of its opinion with respect to the legality of the securities covered by this Registration Statement and to the references to such firm in the Prospectus filed as part of this Registration
             Statement will be included in Exhibit 5.

  o  23.2    Consent of Ehrhardt Keefe Steiner & Hottman P.C., independent certified public accountants.

  o  23.3    Consent of McGladrey & Pullen, LLP, independent certified public accountants.

     24.     Not applicable.

     25.     Not applicable.

     26.     Not applicable.

     27.     Not applicable.

     28.     Not applicable.

--------------------
o   Filed herewith.
+ Previously filed and incorporated by reference from the Company's Form 8-K filed on October 9, 1996 (S.E.C. File No. 000-21282).
* Previously filed and incorporated by reference from the Company's Registration Statement on Form S-1 (S.E.C. File No. 33-58320), filed February 18, 1993, as subsequently amended and declared effective April 21, 1993.
** Previously filed and incorporated by reference from the Company's Form 10-K for the fiscal year ended October 31, 1993, filed on January 31, 1994 (S.E.C. File No. 000-21282).
*** Previously filed and incorporated by reference from the Company's Form 10-K for the fiscal year ended October 31, 1994, filed on January 30, 1995. (S.E.C. File No. 000-21282).
# Previously filed and incorporated by reference from the Company's Registration Statement on Form 8-A filed September 19, 1995.
--------------------


ITEM 17. UNDERTAKINGS.

    (a)  RULE 415.
    The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b)  FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h)  INDEMNIFICATION.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (i)  RULE 430A.
    The undersigned Registrant hereby undertakes that:

         (i) For determining any liability under the Securities Act of 1933, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

         (ii) For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of Prospectus as a new registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                      SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlotte, State of North Carolina, on May 5, 1997.

                        SWISHER INTERNATIONAL, INC.



                 By: /s/ PATRICK L. SWISHER
                    -----------------------------------------------------------
                      Patrick L. Swisher, President and Chief Executive Officer




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                        TITLE                     DATE
            ---------                        -----                     ----

  /s/ PATRICK L. SWISHER         President, Chief Executive and     May 5, 1997
------------------------------   Financial Officer and Director
      Patrick L. Swisher


  /s/ W. TOM REEDER              Vice President, Secretary          May 5, 1997
------------------------------   and Director
      W. Tom Reeder


  /s/ GEORGE K. MOORE            Director                           May 5, 1997
------------------------------
      George K. Moore


  /s/ WILLIAM B. DANZELL         Director                           May 5, 1997
------------------------------
      William B. Danzell